3/A
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001204826
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  VeriSign, Inc.
  0001014473
  <IRS-NUMBER>94-3221585
</SUBJECT-COMPANY>
<PERIOD>01/01/01
3/A
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Pereira, Anil H. P.
   487 East Middlefield Road


   Mountain View, CA  94043
2. Date of Event Requiring Statement (Month/Day/Year)
   1/1/2001
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   VeriSign, Inc. (VRSN)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   EVP and GM,
   Enterprise/Serv Provider Div
6. If Amendment, Date of Original (Month/Day/Year)
   01/10/01
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 25,384 (1)          D   Direct

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right to(3)       10/06/04  Common Stock                 6,500      $1.5000    D           Direct
 buy)
Incentive Stock Option (right to(5)       08/17/05  Common Stock                 7,775      $6.8750    D           Direct
 buy)
Incentive Stock Option (right to(7)       07/30/06  Common Stock                 6,074      $37.0625   D           Direct
 buy)
Incentive Stock Option (right to(8)       08/01/07  Common Stock                 661        $151.2500  D           Direct
 buy)
Non-Qualified Stock Option      (9)       03/05/06  Common Stock                 107,750    $26.0625   D           Direct
(right to buy)
Non-Qualified Stock Option      (11)      07/30/06  Common Stock                 4,736      $37.0625   D           Direct
(right to buy)
Non-Qualified Stock Option      (8)       08/01/07  Common Stock                 99,339     $151.2500  D           Direct
(right to buy)
Incentive Stock Option (right to(2)       04/25/04  Common Stock                 18,300     $0.5625    D           Direct
 buy)

Explanation of Responses:

(1)
Total number of shares held by Reporting Person were adjusted in Form 4 filing dated March 12, 2001 to correct duplicative reporting of 95 shares that were acquired by Reporting Person under Issuer's 1998 Employee Stock Purchase Plan.  Reporting Person's non-deriv ative holdings on this amended Form 3 now reflect the aforesaid correction.


(2)
8,300 options are exercisable immediately and 10,000 options vest and become exercisable on March 31, 2001.


(3)
1,875 options vest and are exercisable each quarter after the date of grant.


(4)
(A)  Amount or Number of Shares incorrectly reported on January 1, 2001 Form 3 as 7,500.  Correct Amount or Number of Shares was 6,5
00.


(5)
Are exercisable as to 6.25% of the shares each quarter after the date of grant.


(6)
Amount or Number of Shares incorrectly reported on January 1, 2001 Form 3 as 8,750.  Correct Amount or Number of Shares was 7,775.



(7)
60 options are exercisable immediately and 172 options vest and become exercisable each quarter.


(8)
Twenty-five percent (25%) of the total options granted on August 1, 2000 vest and become exercisable 1 year after the option grant d ate and thereafter with respect to 6.25% of the shares each quarter.


(9)
18,000 options are exercisable immediately and 10,000 options vest and become exercisable each quarter after the date of the grant.




(10)
(B)  Amount or Number of Shares incorrectly reported on January 1, 2001 Form 3 as 108,000.  Correct Amount or Number of Shares was 1
07,750.


(11)
1,078 options vest and become exercisable each quarter after the date of the grant.


(12)
(C)  Amount or Number of Shares incorrectly reported on January 1, 2001 Form 3 as 7,736.  Correct Amount or Number of Shares was 4,7
36.


-
(D)  As a result of the correction to the total Amount or Number of Shares of the Non-Qualified Stock Option (right to buy) that exp ires on 03/05/06, Footnote (9) above (Footnote 6 on originally filed Form 3) is corrected in its entirety to read as follows:

(9)
     17,750 options are exercisable immediately and 10,000 options vest and become exercisable each quarter after the date of the gr ant.


-
This amended Form 3 hereby corrects previously filed amended Form 3 on November 4, 2002 to show Reporting Person's actual holdings i
n derivative securities of issuer as of his appointment date on January 1, 2001.  Footnotes 4, 6, 10, 12 and preceding form footnote above have been duly corrected to reflect Reporting Person's actual holdings in derivative securities of issuer on January 1, 2001.




SIGNATURE OF REPORTING PERSON
/S/ By: Donald T Rozak Jr, as attorney-in-fact
    For: Anil H. P. Pereira
DATE 01/15/03